Exhibit 99.1

SMX Announces Opening of Kraken Account as Part of Board-Approved Treasury Strategy

New York, NY / January 16, 2026 / — SMX (Security Matters) PLC (NASDAQ: SMX), a global pioneer in molecular-marker technology and blockchain-backed digital product passports, today announced that it has opened a corporate account with Kraken as part of a treasury strategy authorized by the Company’s Board of Directors.

The account opening represents a measured operational step supporting SMX’s broader treasury framework, which is being developed to align capital management with the Company’s long-term technology and verification roadmap. This initiative reflects the Company’s focus on secure digital infrastructure and disciplined balance sheet management.

SMX’s treasury strategy is being designed to support systems that connect verified physical activity to digitally represented value. The Company’s technology operates at the material level, enabling precise identification, tracking, and lifecycle verification of physical substances across global supply chains. The treasury infrastructure is being evaluated to ensure it can support these systems as they scale.

Engaging with Kraken

The selection of Kraken reflects SMX’s focus on institutional-grade platforms that offer operational controls, secure custody, and established compliance standards. The Company views this engagement as infrastructure-oriented rather than transactional, supporting future accounting and settlement mechanisms tied to verified activity.

A central component of SMX’s long-term roadmap is the Plastic Cycle Token (PCT), a virtual credit framework designed to represent verified recycled plastic activity. PCT is intended to function as a digitally represented unit linked to measured outcomes and is grounded in SMX’s material verification capabilities.

The Company believes that credible circular economy systems require verifiable data before value can be assigned. PCT has been designed to address this requirement by linking digital credits directly to authenticated physical material flows, rather than estimates or abstract reporting constructs.

Aligning with Evolving Digital Economies

To support such systems, SMX is preparing treasury and accounting infrastructure capable of handling digitally represented value units in a controlled and transparent manner. This preparation is occurring alongside the ongoing development of verification technology and partner engagement.

SMX also believes that broader market conditions have improved with respect to digital infrastructure maturity, institutional participation, and operational standards, and that these developments have created more favorable conditions for companies developing verification-based value systems tied to real-world activity, including recycling and materials recovery.

The Company’s primary focus remains on advancing material traceability, authentication, and transparency across global supply chains. Treasury-related initiatives are intended to support this mission by ensuring readiness for future verification-driven value mechanisms.

SMX will continue to advance its treasury strategy under Board oversight, supporting its long-term objective of turning verified sustainability performance into measurable, accountable outcomes.

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SMX GENERAL ENQUIRIES

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About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber, fabric and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.